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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GENOMIC HEALTH, INC.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
37244101
(CUSIP Number)
Randal W. Scott
Chief Executive Officer
Genomic Health Inc.
301 Penobscot Drive
Redwood City, CA 94063
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
Note: This amendment to Schedule 13D filed with the SEC on February 14, 2007 is being filed to correct a typographical error in Item 6.

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Randal W. Scott, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,408,144

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,408,144

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,408,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
This schedule relates to the Common Stock, par value $0.0001 per share, (“Common Stock”) of Genomic Health, Inc., a Delaware corporation (“the Company”). The address of the principal executive offices of the Company is 301 Penobscot Drive, Redwood City, CA 94063.
Item 2. Identity and Background
(a)	Name of Reporting Person

Randal W. Scott, Ph.D.

(b)	Principal Business Address

301	Penobscot Drive Redwood City, CA 94063

(c)	Present Principal Occupation or Employment

Dr. Scott is Chief Executive Officer of the Company and a member of the Company’s board of directors.

(d)	Dr. Scott has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).

(e)	Dr. Scott has not, during the past five years, been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Dr. Scott is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The Common Stock holdings set forth in Item 5. below, excluding exercisable options to purchase shares, were purchased by Dr. Scott using his personal funds. The aggregate cost of these securities was $5,301,798.
Item 4. Purpose of Transaction
Dr. Scott owns the securities of the Company for investment purposes and may from time to time increase or decrease his position in the Company’s securities. Dr. Scott does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as would occur as a result of the purchase of additional securities of the Company. Dr. Scott intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, he may in the future take such actions with respect to the investments in the Company as he deems appropriate including, without limitation, purchasing shares of Common Stock or selling some or all of the shares of Common stock or changing his intention with respect to any and all matters referred to in subparagraphs (a) — (j) of Item 4.
Item 5. Interest in Securities of the Issuer
(a)	The aggregate percentage of Common Stock reported owned beneficially by Dr. Scott is based upon 24,548,060 shares outstanding as of December 31, 2006. Dr. Scott beneficially owned 2,408,144 shares of Common Stock as of December 31, 2006, constituting approximately 9.7% of the shares of Common Stock outstanding. The 2,408,144 shares of Common Stock includes 2,231,299 shares owned directly by Dr. Scott, 12,298 shares indirectly held through Morgan Stanley DW Inc. as Custodian for Randal W. Scott, IRA, 5,199 shares held for the benefit of Dr. Scott’s children, of which Dr. Scott’s sister is trustee, and options to purchase 159,348 shares of common stock that are subject to outstanding options, 53,188 of which are exercisable within 60 days of December 31, 2006 and 106,160 of which will continue to vest in accordance with the vesting schedule shown in Item 6. below as Dr. Scott continues as an employee with the Company..

(b)	Dr. Scott has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,408,144 shares of Common Stock.

(c)	On February 12, 2007, Dr. Scott sold 6,000 shares of Common Stock at an average price of $17.9125 per share and on February 13, 2007, Dr. Scott sold 6,000 shares of Common Stock at an average price of $18.318 per share. These sales were made pursuant to Dr. Scott’s sales plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, adopted on December 5, 2006, that provides for the sale of up to 132,000 shares of the Company’s common stock over a period of approximately eleven months.

(d)	Not applicable

(e)	Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Option Grants
Outstanding option grants are governed by stock option agreements between the Company and Dr. Scott pursuant to the Company’s 2005 Stock Incentive Plan (the “2005 Plan”) and 2001 Stock Incentive Plan (“the 2001 Plan”), as the case may be, copies of each of which have been filed with the Securities and Exchange Commission as exhibits to the Company’s annual report on Form 10-K for the year ended December 31, 2005.
Each of Dr. Scott’s outstanding stock options vest at a rate of 25% on the first anniversary of the grant date, with the remaining balance vesting in equal monthly installments over the following three years, and expire 5-10 years from the date of grant. The vesting of Dr. Scott’s options will be accelerated upon the occurrence of specified events. Dr. Scott’s outstanding stock option grants are summarized in the table below:

Grant Date	Option Plan	No. of Shares Granted	Exercise Price
December 2, 2004	2001 Plan	69,348	$3.17
December 1, 2005	2005 Plan	50,000	$10.33
November 30, 2006	2005 Plan	40,000	$18.89

Total		159,348

Rule 10b5-1 Plan
On December 5, 2006, Dr. Scott entered into a plan to sell common stock of the Company in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.
Dr. Scott’s plan provides for the sale of up to 12,000 shares per month, up to a maximum of 132,000 shares, of the Company’s common stock over a period of approximately eleven months with the exact timing of the sales to be determined at the discretion of Dr. Scott’s broker.
Item 7. Material to Be Filed as Exhibits
None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

By:	/s/ Randal W. Scott
Randal W. Scott, Ph.D.